EXHIBIT 99.1

PNM RESOURCES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

The following Unaudited Pro Forma Consolidated Statement of Earnings of PNM Resources, Inc. (“PNMR”) for the year ended December 31, 2011 is derived from and should be read in conjunction with the historical consolidated statements and related notes of PNMR.

As previously reported, on September 23, 2011, PNMR entered into an agreement for the sale of FCP Enterprises, Inc. and Subsidiaries, which were indirect wholly-owned subsidiaries of PNMR and comprised the “First Choice” business segment of PNMR, to Direct LP, Inc. for $270.0 million plus the actual amounts of certain components of working capital at the closing date. Closing occurred on November 1, 2011, with PNMR receiving $329.3 million, which includes an estimate of the components of working capital. The Unaudited Pro Forma Consolidated Statement of Earnings of PNMR for the year ended December 31, 2011 reflects the sale of First Choice as if the transaction had occurred as of January 1, 2011. An Unaudited Pro Forma Consolidated Balance Sheet for PNMR as of December 31, 2011 is not included as the sale of First Choice is reflected in the Consolidated Balance Sheet for PNMR as of December 31, 2011.

The Unaudited Pro Forma Consolidated Statement of Earnings has been prepared based upon available information and assumptions deemed appropriate by PNMR's management. The pro forma information is for informational purposes only and is not intended to be indicative of the actual consolidated results of operations that would have been reported had the transaction occurred on the date indicated, nor does the information represent a forecast of the financial results of PNMR for any future period.

PNM RESOURCES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2011
(Unaudited)

		Pro Forma Adjustments
	PNMR Historical	First Choice		Other		Pro Forma
	(In thousands, except per share amounts)

Electric Operating Revenues	$1,700,619	$(439,450)	A	$33,813	B	$1,294,982
Operating Expenses:
Cost of energy	692,922	(323,331)	A	33,813	B	403,404
Administrative and general	257,774	(75,179)	A	5,577	C
				3,797	D	191,969
Energy production costs	180,850	—		—		180,850
Regulatory disallowances	21,402	—		—		21,402
Depreciation and amortization	157,047	(1,098)	A	—		155,949
Transmission and distribution costs	69,693	—		—		69,693
Taxes other than income taxes	63,632	(787)	A	—		62,845
Total operating expenses	1,443,320	(400,395)		43,187		1,086,112
Operating income	257,299	(39,055)		(9,374)		208,870
Other Income and Deductions:
Interest income	15,515	(64)	A	—		15,451
Gains on investments held by NDT	8,985	—		—		8,985
Other income	5,309	—	A	(53)	D	5,256
Gain on sale of First Choice	174,925	—		(174,925)	E	—
Other deductions	(24,715)	650	A	9,209	H	(14,856)
Net other income (deductions)	180,019	586	A	(165,769)		14,836
Interest charges	124,849	(581)	A	(2,793)	J
				6,800	I
				(4,118)	H	124,157
Earnings before Income Taxes	312,469	(37,888)		(175,032)		99,549
Income taxes	121,535	(13,772)	A	(2,208)	C
				(1,524)	D
				1,106	J
				(2,692)	I
				5,276	H
				(69,253)	E	38,468
Net Earnings	190,934	(24,116)		(105,737)		61,081
(Earnings) Attributable to Valencia Non-controlling interest	(14,047)	—		—		(14,047)
Preferred Stock Dividend Requirements of Subsidiary	(528)	—		—		(528)
Net Earnings Attributable to PNMR	$176,359	$(24,116)		$(105,737)		$46,506

Net Earnings Attributable to PNMR per Common Share:
Basic	$1.98					$0.58
Diluted	$1.96					$0.58

Number of Shares Used in Calculating Earnings per Share
Basic	89,201			(3,469)	F
				(5,904)	G	79,828

Diluted	89,757			(3,469)	F
				(5,904)	G	80,384

PNM RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(1)	PNMR Basis of Presentation

Historical information for PNMR Resources, Inc. (“PNMR”) for the year ended December 31, 2011 is derived from PNMR's historical financial statements.

(2)	Sale of FCP Enterprises, Inc. and Subsidiaries to Direct LP, Inc.

As previously reported, on September 23, 2011, PNMR entered into an agreement for the sale of FCP Enterprises, Inc. and Subsidiaries, which were indirect wholly-owned subsidiaries of PNMR and comprised the “First Choice” business segment of PNMR to Direct LP, Inc. for $270.0 million, subject to adjustment to reflect the actual amounts of certain components of working capital at closing, pursuant to a Stock Purchase Agreement dated September 23, 2011. Closing occurred on November 1, 2011, with PNMR receiving $329.3 million, which includes an estimate of the components of working capital at closing. PNMR recognized a pre-tax gain of $174.9 million on the sale. PNMR used the net proceeds from the sale of First Choice to repurchase certain of PNMR's outstanding debt and equity securities and for other corporate purposes, including the repayment of short-term debt.
On September 23, 2011, PNMR entered into an agreement to purchase all of its outstanding convertible preferred stock, Series A from Cascade Investment, L.L.C. (“Cascade”). Cascade owned all of the 477,800 outstanding shares of the preferred stock, which were convertible into 4,778,000 shares of common stock. The purchase of the preferred stock closed on October 5, 2011 with PNMR paying Cascade an aggregate purchase price of $73.5 million.
On October 24, 2011, PNMR commenced a cash tender offer to purchase up to $50.0 million aggregate principal amount of its outstanding 9.25% Senior Unsecured Notes, Series A, due 2015. On November 22, 2011, PNMR purchased $50.0 million of the notes for $58.5 million, plus accrued and unpaid interest. PNMR recognized a loss of $9.2 million on the purchase, including transaction costs and write-off of the proportionate amount of the deferred costs of the original issuance of the notes.
On November 4, 2011, PNMR entered into an agreement to purchase 7,019,550 shares of common stock from Cascade. The purchase of the common stock closed on November 10, 2011 with PNMR purchasing all 7,019,550 shares of common stock owned by Cascade for an aggregate purchase price of $125.7 million.

PNMR has reflected the sale of First Choice in the Pro Forma Unaudited Consolidated Statement of Earnings for the year ended December 31, 2011 by (1) removing the historical First Choice amounts; (2) removing the pre-tax gain of $174.9 million; (3) reflecting the impacts of the use of proceeds from the sale, including the reduction in the number of common and common equivalent shares used to compute earnings per share; (4) increasing general and administrative expenses to reflect the pro forma elimination of billings to First Choice for services provided by PNMR to First Choice pursuant to a services agreement; and (5) adjusting for income tax effects of the previous items.

(3)	Reduction in Ownership of Optim Energy

As previously reported, in January 2007, PNMR and ECJV Holdings, LLC (“ECJV”), a wholly owned subsidiary of Cascade, created Optim Energy, LLC (“Optim Energy”). PNMR and ECJV each had a 50% ownership interest in Optim Energy, a limited liability company. On September 23, 2011, PNMR and ECJV entered into an agreement that reduced PNMR's ownership in Optim Energy from 50% to 1%. PNMR performed an impairment analysis of its investment in Optim Energy at December 31, 2010, determined its investment was fully impaired, and reduced the carrying value of its investment to zero as of December 31, 2010. In accordance with generally accepted accounting principles, PNMR has not recorded losses (or income) associated with its investment in Optim Energy in 2011. PNMR has reflected the reduction in ownership in the Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2011 by increasing general and administrative expenses to reflect the pro forma elimination of billings to Optim Energy for services provided by PNMR to Optim Energy pursuant to a services agreement and related income tax effects.

(4)	Issuance of Debt

On October 6, 2011, Public Service Company of New Mexico (“PNM”), a wholly owned subsidiary of PNMR, priced a public offering of $160.0 million aggregate principal amount of its 5.35% Senior Unsecured Notes due 2021. The bonds were offered at 99.857% of face amount and the offering closed on October 12, 2011. Proceeds from the offering were used to repay outstanding borrowings under the PNM Revolving Credit Facility.

(5)	Pro Forma Adjustments

Following are brief descriptions of the pro forma adjustments to the Consolidated Statement of Earnings to reflect the above transactions. The Unaudited Pro Forma Consolidated Statement of Earnings reflects the transactions as if they had occurred as of January 1, 2011.

A.	Removes First Choice balances from the PNMR historical balances for the year ended December 31, 2011.

B.
Reflects the reversal of the elimination, made in the Consolidated Statement of Earnings of PNMR, of intercompany revenue received by Texas-New Mexico Power Company, a wholly owned subsidiary of PNMR, from First Choice.

C.
Reflects additional general and administrative expenses due to the elimination of billings to First Choice for services provided by PNMR to First Choice pursuant to a services agreement and related income tax impacts.

D.
Reflects additional general and administrative expenses due to the elimination of billings to Optim Energy for services provided by PNMR to Optim Energy pursuant to a services agreement and related income tax impacts.

E.	Reflects the removal of the gain realized on the sale of First Choice and related income tax impacts.

F.	Reflects the effect on basic and diluted shares of the purchase of the preferred shares from Cascade.

G.	Reflects the effect on basic and diluted shares of the purchase of common shares from Cascade.

H.	Reflects the reduction in interest expense related to the purchase of PNMR's 9.25% Senior Unsecured Notes, Series A, the removal of the loss realized upon the purchase, and related income tax impacts.

I.
Reflects the increase in interest expense and related income tax impacts of PNM's issuance of senior unsecured notes. The notes were sold at 99.857% of face value and bear interest at an effective rate of 5.369%.

J.
Reflects the reduction in interest expense on short-term debt under revolving credit facilities from the application of the proceeds of PNM's issuance of debt and the excess of the proceeds from the sale of First Choice after the purchase of debt and equity securities reflected above, as well as the related income tax impacts.